SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[x] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Under Rule 14a-12

MGM Resorts International

(Name of Registrant as Specified In Its Charter)

Land & Buildings Investment Management, LLC

Land & Buildings Capital Growth Fund, L.P.

Jonathan Litt

Matthew J. Hart

Richard Kincaid

Marc A. Weisman

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X] No fee required.

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[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED April 9, 2015

MGM RESORTS INTERNATIONAL

__________________________

PROXY STATEMENT

OF

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card are being furnished by Land & Buildings Investment Management, LLC ("L&B IM"), Land & Buildings Capital Growth Fund, L.P. ("L&B Fund"), Jonathan Litt ("Mr. Litt" and together with L&B IM and L&B Fund, collectively, "Land & Buildings") and the other Nominees (as defined below) (collectively, the "Participants") in connection with the solicitation of proxies (the "Proxy Solicitation") from the shareholders of MGM Resorts International ("MGM" or the "Company").

We do not believe that the current board of directors of the Company (the "Board") has maximized the potential value of MGM. We are therefore seeking your support at the upcoming 2015 annual meeting of shareholders (the "Annual Meeting") to be held on [●], 2015 at [___], Pacific Time, to be held [________], with respect to the following (each, a "Proposal" and, collectively, the "Proposals"):

1.	to elect Land & Buildings' slate of four director nominees, Matthew J. Hart, Richard Kincaid, Jonathan Litt and Marc A. Weisman (collectively, the "Nominees") and the Company's candidates for election at the Annual Meeting other than [●], [●], [●] and [●] each to hold office for a one-year term and until his successor has been duly elected and qualified, in opposition to four of the Company's director nominees;
2.	to ratify the selection of the independent registered public accounting firm for the Company's fiscal year ending December 31, 2015;
3.	to vote on the Company's proposal to approve, on an advisory basis, the compensation of the Company's named executive officers; and
4.	to transact all other business that properly comes before the meeting.

We are seeking to change a minority of the Board. The Board is currently composed of eleven directors, all of whom are up for election at the Annual Meeting. Through this Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies to elect the Nominees. Shareholders who vote on the enclosed GOLD proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than [●], [●], [●] and [●]. Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement for the Annual Meeting (the "Company's Proxy Statement"). There is no assurance that any of the Company's nominees will serve as directors if any or all of our Nominees are elected.

The Company set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as [●], 2015 (the "Record Date"). Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. The mailing address of the principal executive offices of the Company is 3600 Las

Vegas Boulevard South, Las Vegas, Nevada 89109. According to the Company, as of the Record Date, there were [●] shares of common stock, par value $0.01 per share (the "Common Stock"), outstanding. As of March 26, 2015, Land & Buildings, together with the other Participants in this Proxy Solicitation, beneficially owned 3,787,000 shares of Common Stock, including 3,779,000 shares of Common Stock beneficially owned by Mr. Litt, 5,000 shares of Common Stock beneficially owned by Matthew J. Hart ("Mr. Hart") and 3,000 shares of Common Stock beneficially owned by Marc A. Weisman ("Mr. Weisman"), which represents an aggregate of approximately 0.8% of the outstanding shares of Common Stock (calculated based on the 491,313,258 shares of Common Stock outstanding as of February 24, 2015, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (the "SEC") on March 2, 2015).  We intend to vote such shares of Common Stock FOR the election of the Nominees and the Company's candidates for election at the Annual Meeting other than [●], [●], [●] and [●] and FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's independent register public accounting firm. While we are not making a recommendation with respect to the advisory vote on executive compensation, we intend to vote our shares AGAINST such Proposal.

This proxy statement and GOLD proxy card are first being mailed or given to the Company's shareholders on or about [●], 2015.

THIS PROXY SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY OR ANY OTHER THIRD PARTY.  THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

LAND & BUILDINGS URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY MANAGEMENT OF THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF LAND & BUILDINGS' NOMINEES AND THE COMPANY'S CANDIDATES FOR ELECTION AT THE ANNUAL MEETING OTHER THAN [●], [●], [●] and [●] BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC C/O INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, WHICH IS ASSISTING IN THIS PROXY SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a "routine" matter. This is referred to as a "broker non-vote." Under the rules and interpretations of the New York Stock Exchange ("NYSE"), there are no "routine" proposals in a contested proxy solicitation. Because Land & Buildings has initiated a contested proxy solicitation, there will be no "routine" matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Land & Buildings. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Land & Buildings Investment Management, LLC c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a proxy by a record holder of Common Stock will be presumed to be a proxy with respect to all shares of Common Stock held by such record holder unless the proxy specifies otherwise.

Only record holders of Common Stock as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a shareholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your shares of Common Stock after the Record Date.

According to the Company's preliminary proxy statement on Schedule 14A filed on March 20, 2015 in connection with the Annual Meeting and the rules of the NYSE, (i) abstentions will have no effect with respect to the election of directors, and (ii) abstentions will have the effect of votes against with respect to (a) the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm, and (b) the advisory vote on the Company's executive compensation. Broker non-votes will not be counted as present at the Annual Meeting and therefore will have no effect with respect to any Proposal.

If you have any questions regarding your GOLD proxy card or need assistance in executing your proxy, please contact Innisfree M&A Incorporated at (212) 750-5833 or Toll-Free at (877) 825-8631.

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INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by L&B IM, L&B Fund, Jonathan Litt, Matthew J. Hart, Richard Kincaid and Marc A. Weisman.

The principal business of L&B IM is investment management. The principal business of L&B Fund is to serve as a private investment fund. The principal occupation of Mr. Litt is serving as the Portfolio Manager of L&B IM. The principal business of each other Nominee is disclosed in the section titled "PROPOSAL 1- ELECTION OF DIRECTORS" on page [●].

The principal business address of Land & Buildings is 1 Landmark Square, 7th Floor, Stamford, CT 06901. The principal business address of each other Nominee is disclosed in the section titled "PROPOSAL 1- ELECTION OF DIRECTORS" on page [●].

As of the date of this filing, the Participants may be deemed to beneficially own an aggregate of 3,787,000 shares of Common Stock, constituting approximately 0.8% of the Company's outstanding Common Stock (calculated based on the 491,313,258 shares of Common Stock outstanding as of February 24, 2015, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 2, 2015). Of the 3,787,000 shares of Common Stock owned in the aggregate by the Participants, such Common Stock may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) as follows: (a) 100 shares of Common Stock are held by L&B Fund in record name; (b) 3,497,400 shares of Common Stock (including the 100 shares of Common Stock held by L&B Fund in record name, 1,134,300 shares of Common Stock held by a wholly-owned limited liability company ("L&B LLC") and call options to purchase 1,772,500 shares of Common Stock) may be deemed to be beneficially owned by L&B Fund; (c) 3,779,000 shares of Common Stock (including the 100 shares of Common Stock held by L&B Fund in record name and call options to purchase 1,900,000 shares of Common Stock) may be deemed to be beneficially owned by L&B IM by virtue of investment management agreements with L&B Fund, L&B LLC and a separate managed account; (d) 3,779,000 shares of Common Stock (including the 100 shares of Common Stock held by L&B Fund in record name and call options to purchase 1,900,000 shares of Common Stock) may be deemed to be beneficially owned by Mr. Litt, by virtue of his direct and indirect control of each of L&B Fund, L&B LLC and L&B IM; (e) 5,000 shares of Common Stock may be deemed to be beneficially owned by Mr. Hart; and (f) 3,000 shares of Common Stock may be deemed to be beneficially owned by Mr. Weisman.

L&B Fund directly owns (i) call options on an aggregate of 146,900 shares of Common Stock with a strike price of $20.00 and an expiration date of June 19, 2015; (ii) call options on an aggregate of 223,600 shares of Common Stock with a strike price of $21.00 and an expiration date of June 19, 2015; (iii) call options on an aggregate of 102,200 shares of Common Stock with a strike price of $20.00 and an expiration date of September 18, 2015; and (iv) call options on an aggregate of 134,100 shares of Common Stock with a strike price of $21.00 and an expiration date of September 18, 2015. L&B LLC directly owns (i) call options on an aggregate of 282,200 shares of Common Stock with a strike price of $20.00 and an expiration date of June 19, 2015; (ii) call options on an aggregate of 429,400 shares of Common Stock with a strike price of $21.00 and an expiration date of June 19, 2015; (iii) call options on an aggregate of 196,300 shares of Common Stock with a strike price of $20.00 and an expiration date of September 18, 2015; and (iv) call options on an aggregate of 257,800 shares of Common Stock with a strike price of $21.00 and an expiration date of September 18, 2015. The separately managed account directly owns (i) call options on an aggregate of 30,900 shares of Common Stock with a strike price of $20.00 and an expiration date of June 19, 2015; (ii) call options on an aggregate of 47,000 shares of Common Stock with a strike price of $21.00 and an expiration date of June 19, 2015; (iii) call options on an aggregate of 21,500 shares of Common Stock with a strike price of $20.00 and an expiration date of September 18, 2015; and (iv) call options on an aggregate of 28,100 shares of Common Stock with a strike price of $21.00 and an expiration date of September 18, 2015.

As a result of this Proxy Solicitation, Land & Buildings, Mr. Hart and Mr. Weisman are a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of a combined 3,787,000 shares of Common Stock, constituting approximately 0.8% of the

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Company's outstanding shares of Common Stock (calculated based on the 491,313,258 shares of Common Stock outstanding as of February 24, 2015, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 2, 2015). Land & Buildings disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Hart or Mr. Weisman. Each of Mr. Hart and Mr. Weisman disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Participant.

The shares of Common Stock held by the L&B Fund, L&B LLC and the separate managed account are held in commingled margin accounts, which may extend margin credit to the L&B Fund, L&B LLC and the separate managed account, as applicable, from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the L&B Fund, L&B LLC and the separate managed account.

Except as set forth in this proxy statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this proxy statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

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BACKGROUND OF THE PROXY SOLICITATION

On January 16, 2015, Mr. Litt and Craig Melcher, Co-Founder/Portfolio Manager of Land & Buildings ("Mr. Melcher"), met with the Company’s Chairman and Chief Executive Officer, James J. Murren ("Mr. Murren"), Vice President – Investor Relations, Sarah Rogers ("Ms. Rogers"), and Director – Investor Relations, Catherine Park, in the Company’s corporate offices in Las Vegas in response to a request by Mr. Litt for a meeting with Mr. Murren. At this meeting, Land & Buildings and the Company had an open dialogue on many topics, including the undervaluation of the Company, REIT conversion, the ability for MGM China to pay a special dividend while minimizing tax leakage for the Company, asset sales and Land & Buildings' preparation of a presentation highlighting ways to address material undervaluation that would be released publicly.

On February 20, 2015, Mr. Litt, Mr. Melcher, Mr. Murren, Ms. Rogers and Senior Vice President – Capital Markets, Jim Freeman ("Mr. Freeman"), met in the Company’s corporate offices in Las Vegas and Mr. Melcher joined the meeting by telephone. At this meeting, Land & Buildings and the Company had an open dialogue continuing on the January 16, 2015 conversation. Mr. Murren noted he was looking at REITs and expressed interest in the ideas put forth by Land & Buildings.

On March 2, 2015, Land & Buildings sent a letter to the Company providing notice of Land & Building's intention to nominate four independent directors – Mr. Hart, Richard Kincaid ("Mr. Kincaid"), Mr. Litt and Mr. Weisman – to the Board at the Annual Meeting. The Company acknowledged its receipt of Land & Buildings' letter via an email to Land & Building's outside counsel later that evening.

On March 5, 2015, Mr. Litt met with the Company’s Chief Financial Officer, Daniel D'Arrigo, as well as Mr. Freeman and Ms. Rogers. The discussion was focused on the Company's fiscal year 2014 financial results reported by the Company on February 17, 2015 and updated disclosures in the Company’s 2014 Annual Report on Form 10-K for the fiscal year ended December 31, 2014, including the growth in the Company’s $2.6 billion foreign tax credit, the Company's limited remaining U.S. federal income tax net operating loss carry-forwards and MGM's status as a U.S. federal taxpayer in 2015.

On March 10, 2015, John M. McManus, the Company's Executive Vice President, General Counsel and Secretary ("Mr. McManus"), distributed to the Nominees a background waiver request form and gaming application materials for certain jurisdictions in which the Company has operations that require licensing for all Company directors.

On March 11, 2015, outside counsel of Land & Buildings discussed with Mr. McManus the materials sent to the Nominees, with outside counsel of Land & Buildings stating that the Nominees would complete the gaming application materials if an agreeable solution for both parties to the nominations could be reached. Mr. McManus indicated that it was not the Company's expectation that the Nominees fill out the licensing forms at that time, but rather its intention was to demonstrate the scope of the Company's director requirements should any of the Nominees be seated on the Board.

On March 12, 2015, Mr. Murren called Mr. Litt to further discuss the Nominees, consistent with Land & Buildings' desire to work on a collaborative basis. Mr. Murren stated that the Company's Nominating/Corporate Governance Committee would be handling the nomination request and Mr. Litt stated that the Nominees would make themselves available to meet with the Nominating/Corporate Governance Committee at any time.

On March 17, 2015, Land & Buildings issued a press release announcing that they had released an investor presentation highlighting what they believed to be the opportunity in the Company and that they would be hosting a public conference call later that date to discuss the presentation. The investor presentation and public conference call highlighted Land & Buildings' belief that the Company was currently undervalued, and how, in Land & Buildings' view, the substantial discount to the estimated real estate value of the Company could be unlocked through a REIT conversion, a tax free spin-off of a lodging C-corp, and a reduction of leverage through asset sales and an MGM China special dividend.

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On March 19, 2015, Mr. Litt called William Grounds ("Mr. Grounds"), a member of the Board and a representative of Infinity World, a 5.3% stockholder of the Company. Mr. Litt and Mr. Grounds had a conversation about the presentation and Mr. Litt answered questions Mr. Grounds had on the structure and on asset sales. Later on March 19, 2015, Mr. Litt and Mr. Melcher, at their own request, had a conversation with Mr. McManus in order to receive an update on the process that the Nominating/Corporate Governance Committee had undertaken to consider the Nominees. Mr. McManus stated that the process of the Nominating/Corporate Governance Committee was underway.

On March 20, 2015, the Company filed its preliminary proxy statement in connection with the Annual Meeting with the SEC. In response to this filing, Land & Buildings issued a press release later that day expressing their disappointment with the Company's decision to exclude the four Land & Buildings nominees from the Company's preliminary proxy statement, particularly in light of the failure of the Company's Nominating/Corporate Governance Committee to make any effort to meet or directly communicate with any of the Nominees.

On March 27, 2015, Mr. Litt and Mr. Melcher met with Mr. Murren and had a robust conversation educating Mr. Murren regarding REITs and the long term value that a REIT structure could potentially bring to MGM stockholders. Mr. Murren emphasized that the Board's review of the Nominees was separate and distinct from the Board's and management's consideration of the REIT proposal made by Land & Buildings. Later that same day, Land & Buildings filed its preliminary proxy statement in connection with the Annual Meeting with the SEC.

On March 30, 2015, Land & Buildings issued a press release announcing that they had filed a preliminary proxy statement in connection with the Annual Meeting with the SEC and restating Land & Buildings' beliefs that the Company was undervalued and that substantial value could be unlocked through a REIT conversion, a tax free spin-off of a lodging C-corp, and a reduction of leverage through asset sales and an MGM China special dividend. Later that same day, Mr. Litt and Daniel J. Taylor, a member of the Board, spoke via telephone regarding the Company's business strategy.

On April 1, 2015, Land & Buildings issued a press release announcing that they had released a public letter to Roland Hernandez, Lead Independent Director of the Company, calling on him to take the necessary steps to unlock shareholder value at MGM, including forming a special committee and engaging an independent financial advisor to evaluate options to enhance shareholder value.

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PROPOSAL 1 – ELECTION OF DIRECTORS

According to publicly available information, the Board currently consists of eleven directors, whose terms will expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our four Nominees, each of whom is currently independent of the Company. According to the Company's Proxy Statement, the Company intends to nominate eleven candidates for election to the Board. Therefore, we are "rounding out" our slate of four Nominees by permitting shareholders to also vote for the Company's nominees other than [●], [●], [●] and [●] by voting on the GOLD proxy card.  If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance shareholder value. There is no assurance that any incumbent director will serve as a director if one or more of the Nominees are elected to the Board. Each of our Nominees, if elected at the Annual Meeting, will serve until the Company's 2016 annual meeting of shareholders and until his successor shall have been duly elected and qualified, or until his death, resignation, or removal. You should refer to the Company's Proxy Statement for the names, background, qualifications and other information concerning the Company's nominees. The ages shown below are as of the date of the filing of this proxy statement.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships

Matthew J. Hart 11111 Santa Monica Blvd. Suite 1150 Los Angeles, CA 90025	62

Matthew J. Hart served as President and Chief Operating Officer of Hilton Hotels Corporation ("Hilton"), a global hospitality company, from 2003 until his retirement in 2007, where he was responsible for all operational aspects of Hilton. He previously served as Executive Vice President, Chief Financial Officer and Treasurer of Hilton from 1996 to 2003. Prior to joining Hilton, from 1995 to 1996, Mr. Hart was Senior Vice President and Treasurer for Walt Disney Company ("Disney"), a diversified multinational mass media corporation, where he was responsible for the company's corporate and project financing activities. Before joining Disney, Mr. Hart served as Executive Vice President and Chief Financial Officer for Host Marriott Corporation, a hospitality company, from 1993 to 1995 and in various financial positions at its predecessor, Marriott Corporation, a hospitality company, which he joined in 1981.

Since 2006, Mr. Hart has served as a director for American Airlines Group Inc. (previously US Airways Group Inc.). Mr. Hart is also a member of the board of trustees of American Homes 4 Rent, a leading provider of high quality single-family rental homes, where he has served since 2012. Since 2010, Mr. Hart has served as a director for Air Lease Corporation, an aircraft leasing company. Mr. Hart has also served as a director of B. Riley Financial & Company (previously Great American Group Inc.), a diversified financial services firm, since 2009. Since 2014, Mr. Hart has served on the Advisory Board for KEYPR, a hospitality technology company, and since 2012 has served as a trustee for CCA Investment Trust, an open-end investment company. Mr. Hart joined Heal the Bay, a 501(c)(3) non-profit organization working to restore Santa Monica Bay, as a board member in 1997, where he has also previously served as Chairman.

Mr. Hart holds a Bachelor of Arts degree from Vanderbilt University and a Master of Business Administration degree from Columbia University.

Mr. Hart's qualifications as a director include his experience in the hospitality industry and his extensive prior history as an executive officer and director of various public companies.

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Richard Kincaid 730 W. Randolph St. 3rd Floor Chicago, IL 60661	53

Richard Kincaid is currently a private investor in various early stage companies, as well as the President and Founder of the BeCause Foundation, a nonprofit corporation that heightens awareness about a number of complex social problems and promotes change through the power of film, which he founded in 2007. Prior to founding the BeCause Foundation, Mr. Kincaid was the President and Chief Executive Officer of Equity Office Properties Trust ("Equity Office"), then the largest publically held office building owner and manager in the United States, until its acquisition by the Blackstone Group in February 2007. Prior to becoming President and CEO of Equity Office in 2003, Mr. Kincaid served as the company's Chief Financial Officer, Executive Vice President and Chief Operating Officer. Prior to joining Equity Office in 1995, Mr. Kincaid was Senior Vice President of Finance for Equity Group Investments, Inc., where he oversaw debt financing activities for the public and private owners of real estate controlled by Sam Zell. Prior to joining Equity Group Investments in 1990, Mr. Kincaid held various positions with Barclays Bank PLC and The First National Bank of Chicago.

Mr. Kincaid has served on the board of directors of Rayonier Inc., an international real estate investment trust specializing in timber and specialty fibers, since December 2004. Mr. Kincaid was appointed as Chairman of the board of Rayonier Inc. in July 2014. Mr. Kincaid has also served on the board of directors of Vail Resorts, a mountain resort operator, since July 2006 and on the board of Strategic Hotels and Resorts, Inc., the owner of upscale and luxury hotels in North America, since January 2009. In addition, Mr. Kincaid has served as Chairman of the board of directors of Dividend Capital Diversified Property Fund, an owner of office, industrial and retail assets throughout the United States, since September 2012.

Mr. Kincaid received his master's degree in business administration from the University of Texas, and his bachelor's degree in finance from Wichita State University.

Mr. Kincaid's qualifications as a director include his extensive experience in the hospitality and real estate industries, as well as his prior service as a director and chairman of various publicly-traded companies.

Jonathan Litt 1 Landmark Square 7th Floor Stamford, CT 06901	50

Mr. Litt is the Founder and Chief Investment Officer of Land & Buildings Investment Management, LLC, a registered investment advisor specializing in publically traded real estate and real estate related securities, which he founded in 2008.  Prior to founding Land & Buildings, Mr. Litt was Managing Director and Senior Global Real Estate Analyst at Citigroup, where he was responsible for Global Property Investment Strategy, coordinating a 44 person team of research analysts located across 16 countries.

Mr. Litt also currently serves as a director for the Mack-Cali Realty, where he has served since 2014, Children with Dyslexia Scholarship Fund, where he has served since 1998, and Land & Buildings Offshore Fund, Ltd., where he has served since 2008.

Mr. Litt holds a Bachelor of Arts degree in Economics from Columbia University and a Master of Finance degree from New York University's Stern School of Business.

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Mr. Litt's qualifications as a director include his experience as a director, his lengthy history in the real estate investment industry, and his expertise gained as Founder and Chief Investment Officer of Land & Buildings.
Marc A. Weisman 352 Park Avenue South 15th Floor New York, NY 10010	62

Marc Weisman became the Chief Operating Officer of J.D. Carlisle LLC, a New York-based real estate development company, on March 1, 2015. Since 1993, Mr. Weisman has managed various investments, principally in public company equity and debt as well as private real estate transactions, for the Weisman family office. Previously, Mr. Weisman served as Co-Managing Partner of Sagaponack Partners, LP, a corporate growth capital private equity fund, from 1996 to 2009, and as a group head at Credit Suisse First Boston, an international investment bank, in 1996. Mr. Weisman previously served as Chief Financial Officer and Chief Investment Officer of the ADCO Group, a real estate, banker, and consumer finance company from 1988 to 1995, and prior to that as Chief Financial Officer of Oppenheimer & Co, Inc., an investment bank and broker dealer, from 1985 to 1987. Mr. Weisman served as an Associate and then Partner in the tax and real estate departments at Weil Gotshal & Manges, an international law firm, from 1979 to 1985.

Mr. Weisman is a former director of Artesyn Technologies, Inc., a leader in the design and manufacture of highly reliable power conversion and embedded computing solutions, CIVEO Corporation, a NYSE-traded public company engaged in the business of housing oilfield and mining workers, InterCept Inc., a manufacturer and marketer of biopharmaceutical products, Majesco Holdings Inc., a provider of interactive entertainment products, and SOURCECORP, Incorporated, a provider of business process outsourcing solutions and specialized high value consulting services. Mr. Weisman also serves as a director of Cheltenham Enterprises, Inc., a company performing various services to the entities controlled by the Weisman family, and as a director of The Reading Team, a New York not-for profit teaching reading to children of lesser means in the Harlem section of New York City.

Mr. Weisman holds a bachelor's degree from Temple University and law degrees from Temple University and New York University.

Mr. Weisman's qualifications as a director include his prior investment experience, particularly in the real estate industry, and his experience as a director of several public and private entities.

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of MGM. If elected, each of the Nominees will be considered an independent director of MGM under the Company's Corporate Governance Guidelines, under applicable NYSE listing rules and under Item 407(a) of Regulation S-K.

Mr. Weisman was an officer and director of Auto Life Acquisition Corp. d/b/a Tune Up Masters ("Tune Up Masters") within a two year period prior to Tune Up Masters filing a Chapter 11 bankruptcy petition with the United States Bankruptcy Court on June 6, 2007. Mr. Weisman was not an officer or director of Tune Up Masters at the time of such filing.

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 Each of the Nominees (other than Mr. Litt) has entered into a nominee agreement pursuant to which L&B IM has agreed to pay the costs of soliciting proxies, and to defend and indemnify him against, and with respect to, any losses that may be incurred by him in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election. No Nominee will receive any compensation under his respective nominee agreement and will not receive any compensation from L&B IM or its affiliates for his services as a director of the Company if elected. If elected, the Nominees (including Mr. Litt) will be entitled to such compensation from the Company as is consistent with the Company's then-established practices for services of non-employee directors.

Each of the Nominees has agreed to being named as a nominee in this proxy statement and has confirmed his willingness to serve on the Board if elected.  Land & Buildings does not expect that any of the Nominees will be unable to stand for election, but in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by Land & Buildings.  If Land & Buildings determines to add or substitute nominees, whether because the Company expands the size of the Board subsequent to the date of this proxy statement, a Nominee is unable or unwilling to serve, or for any other reason, Land & Buildings will supplement this proxy statement.

The eleven nominees receiving the greatest number of affirmative votes of the shares present or represented and entitled to be voted for them shall be elected as directors, whether or not such affirmative votes constitute a majority of the shares voted.

WE URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES, BASED UPON THEIR RESPECTIVE EXPERIENCES, QUALIFICATIONS AND SKILLS IDENTIFIED ABOVE, AND THE COMPANY'S CANDIDATES FOR ELECTION AT THE ANNUAL MEETING OTHER THAN [●], [●], [●] and [●] PURSUANT TO PROPOSAL 1.

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PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

According to the Company's Proxy Statement, the Board has selected Deloitte & Touche to audit its financial statements for the fiscal year ending December 31, 2015, based on the recommendation of the audit committee of the Board. Deloitte & Touch LLP audited the Company's financial statements for the fiscal year ended December 31, 2014.

According to the Company's Proxy Statement, the audit committee is responsible for the appointment and oversight of, and the approval of the compensation arrangements with, the Company's independent registered public accounting firm. The Board has directed that management submit the appointment of the Company's independent registered public accounting firm for ratification by shareholders at the Annual Meeting.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote will be required for the approval of this Proposal. Abstaining from voting on this Proposal will have the same effect as a vote "against" this Proposal. If no direction is indicated with respect to this Proposal on any GOLD proxy card, Land & Buildings intends to vote the shares of Common Stock represented by such proxy card FOR Proposal 2.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO PROPOSAL 2.

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PROPOSAL 3 – ADVISORY VOTE ON COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company's Proxy Statement, the Company is providing shareholders with the opportunity to vote, on an advisory basis, on whether to approve the compensation of the Company's named executive officers.  We believe this Proposal will be presented at the Annual Meeting as a resolution in substantially the following form:

"RESOLVED, that the stockholders of MGM Resorts International approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the Summary Compensation Table and related tables and narrative disclosure."

As an advisory vote, this Proposal is not binding on the Company. However, the Compensation Committee of the Board, which is responsible for designing and administering the Company's executive compensation program, expects to consider the outcome of the vote in future determinations concerning the Company's executive compensation program.

The Board will consider the affirmative vote of a majority of the votes cast as approval of this Proposal. Abstaining from voting on this Proposal will have the same effect as a vote "against" this Proposal. If no direction is indicated with respect to this Proposal on any GOLD proxy card, Land & Buildings intends to vote the shares of Common Stock represented by such proxy card AGAINST Proposal 3.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE ON COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTES OUR SHARES AGAINST PROPOSAL 3.

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VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each share of Common Stock is entitled to one vote. Shareholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, including the Company's Proxy Statement, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock. There is no cumulative voting on the election of directors at the Annual Meeting.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board and the Company's candidates for election at the Annual Meeting other than [●], [●], [●] and [●], FOR the ratification of the appointment of Deloitte & Touch LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015, AGAINST the advisory vote on executive compensation and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

This Proxy Statement is soliciting votes to elect our four Nominees. According to the Company's Proxy Statement, the Company intends to nominate eleven candidates for election to the Board. Therefore, we are "rounding out" our slate of four Nominees by permitting shareholders to also vote for the Company's nominees other than [●], [●], [●] and [●] by voting on the GOLD proxy card.  This gives shareholders who wish to vote for our Nominees and such other persons the ability to do so. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's Proxy Statement. There is no assurance that any of the Company's nominees will serve as directors if any or all of our Nominees are elected. The Participants intend to vote all of their shares of Common Stock in favor of the Nominees and each of the Company's candidates other than [●], [●], [●] and [●].

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Company's Proxy Statement, a quorum for the transaction of business at the Annual Meeting requires the presence, either in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the Record Date. Proxies received by the Company but marked as abstentions will be included in the calculation of the number of shares considered to be present at the meeting for purposes of establishing a quorum.

If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a "routine" matter. This is referred to as a "broker non-vote." Under the rules and interpretations of NYSE, there are no "routine" proposals in a contested proxy solicitation. Because Land & Buildings has initiated a contested proxy solicitation, there will be no "routine" matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Land & Buildings. According to the Company's Proxy Statement, broker non-votes will not be considered as present and will not be entitled to vote on any matter to be considered at the Annual Meeting and therefore will have no effect with respect to the outcome of any Proposal. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Land & Buildings Investment Management, LLC c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Withheld votes will have no effect with respect to the election of directors (Proposal 1). Abstentions will have the effect of votes against with respect to the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm (Proposal 2) and the advisory vote on the Company's executive compensation (Proposal 3).

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VOTES REQUIRED FOR APPROVAL

Election of Directors (Proposal 1) ─ The eleven nominees receiving the greatest number of affirmative votes of the shares of Common Stock present or represented and entitled to be voted for them shall be elected as directors, whether or not such affirmative votes constitute a majority of the shares of Common Stock voted.

Ratification of Deloitte & Touche LLP (Proposal 2) ─ The affirmative vote of a majority of the shares of Common Stock represented at the meeting in person or by proxy and entitled to vote is required for the approval of this Proposal.

Executive Compensation (Proposal 3) ─ The Board will consider the affirmative vote of a majority of the shares of Common Stock represented at the meeting in person or by proxy and entitled to vote as approval of this Proposal.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES TO THE BOARD AND THE COMPANY'S NOMINEES OTHER THAN [●], [●], [●]AND [●], PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

APPRAISAL/DISSENTER RIGHTS

Shareholders are not entitled to appraisal or dissenters' rights under Delaware law in connection with the Proposals or this proxy statement.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by Land & Buildings and the Nominees. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Land & Buildings will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Land & Buildings has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Land & Buildings will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

The entire expense of soliciting proxies is being borne by Land & Buildings. Costs of the Proxy Solicitation are currently estimated to be in the range of approximately $[●] to $[●]. Land & Buildings estimates that through the date hereof, its expenses in connection with the Proxy Solicitation are approximately $[●]. If successful, we may seek reimbursement of these costs from the Company. In the event that we decide to seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company's shareholders. The Board would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of consents include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

Land & Buildings has retained Innisfree M&A Incorporated ("Innisfree") to provide solicitation and advisory services in connection with this solicitation. Innisfree will receive a fee not to exceed $925,000 together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by L&B IM against certain liabilities and expenses, including certain liabilities under the federal securities laws. Innisfree will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Innisfree will employ approximately 40 persons to solicit MGM's shareholders as part of this solicitation. Innisfree does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this Proxy Solicitation.

Important Notice Regarding the Availability of this Proxy Statement

This proxy statement and all other solicitation materials in connection with this Proxy Solicitation will be available on the Internet, free of charge, at www.landandbuildings.com.

Information Concerning MGM

Land & Buildings has omitted from this proxy statement certain disclosure required by applicable law that will be included in the Company's Proxy Statement. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company's directors, nominees and management; certain shareholders' beneficial ownership of more than 5% of the Company's voting securities; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2016 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company's Proxy Statement to shareholders at least ten days prior to the Annual Meeting, Land & Buildings will distribute to the shareholders a supplement to this proxy statement containing such disclosures at least ten days prior to the Annual Meeting. Land & Buildings takes no responsibility for the accuracy or completeness of information that will be contained in the Company's Proxy Statement. Except as otherwise noted herein, the information in this proxy statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

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Conclusion

We urge you to carefully consider the information contained in this proxy statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

Land & Buildings Investment Management, LLC Land & Buildings Capital Growth Fund, L.P. Jonathan Litt Matthew J. Hart Richard Kincaid Marc A. Weisman

[●], 2015

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ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF MGM RESORTS INTERNATIONAL DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. As of the date of hereof, all of the Participants that own of record or beneficially securities of the Company are listed below.

L&B Fund

Common Stock

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
06/21/2013	126,600	09/23/2014	78,900
06/21/2013	(126,600)	09/25/2014	(80,500)
01/07/2014	129,615	09/30/2014	65,300
01/08/2014	32,000	10/02/2014	(70,900)
01/30/2014	64,400	10/03/2014	101,100
02/06/2014	(31,600)	10/09/2014	(94,000)
02/12/2014	62,700	10/14/2014	110,800
02/19/2014	45,600	10/15/2014	70,500
02/26/2014	(75,700)	10/15/2014	(141,000)
03/25/2014	62,700	10/17/2014	68,900
03/31/2014	(34,800)	11/21/2014	18,000
04/28/2014	(66,300)	12/12/2014	62,700
04/29/2014	57,600	12/18/2014	222,000
04/30/2014	30,000	12/22/2014	(225,300)
05/22/2014	30,400	12/23/2014	(378,015)
05/30/2014	38,300	01/23/2015	344,000
09/03/2014	(68,500)	01/30/2015	14,100
09/04/2014	55,600	02/18/2015	113,800
09/05/2014	(59,400)	03/06/2015	118,700
09/22/2014	(81,100)

Options

L&B Fund purchased the following: (i) on March 13, 2015 and March 16, 2015, call options on an aggregate of 71,500 shares and 75,400 shares of Common Stock, respectively, with a strike price of $20.00 and an expiration date of June 19, 2015; (ii) on March 13, 2015 and March 16, 2015, call options on an aggregate of 107,300 shares and 116,300 shares, respectively, of Common Stock with a strike price of $21.00 and an expiration date of June 19, 2015; (iii) on March 13, 2015, and March 16, 2015, call options on an aggregate of 48,800 shares and 53,400 shares, respectively of Common Stock with a strike price of $20.00 and an expiration date of September 18, 2015; and (iv) on March 13, 2015 and March 16, 2015, call options on an aggregate of 65,000 shares and 69,100 shares, respectively, of Common Stock with a strike price of $21.00 and an expiration date of September 18, 2015.

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L&B Fund (through L&B LLC)

Common Stock

Trade Date	Amount Acquired (Sold)
03/02/2015	1,059,800
03/06/2015	74,500

Options

L&B LLC purchased the following: (i) on March 13, 2015 and March 16, 2015, call options on an aggregate of 137,300 shares and 144,900 shares of Common Stock, respectively, with a strike price of $20.00 and an expiration date of June 19, 2015; (ii) on March 13, 2015 and March 16, 2015, call options on an aggregate of 206,000 shares and 223,400 shares, respectively, of Common Stock with a strike price of $21.00 and an expiration date of June 19, 2015; (iii) on March 13, 2015, and March 16, 2015, call options on an aggregate of 93,600 shares and 102,700 shares, respectively of Common Stock with a strike price of $20.00 and an expiration date of September 18, 2015; and (iv) on March 13, 2015 and March 16, 2015, call options on an aggregate of 124,900 shares and 132,900 shares, respectively, of Common Stock with a strike price of $21.00 and an expiration date of September 18, 2015.

Land & Buildings Separate Account

Common Stock

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
06/21/2013	15,000	09/22/2014	(5,200)
06/21/2013	(15,000)	09/23/2014	5,000
1/7/2014	16,166	09/25/2014	(5,100)
1/8/2014	5,834	09/30/2014	4,200
1/30/2014	8,700	10/01/2014	1,300
2/6/2014	(4,300)	10/02/2014	(4,500)
02/12/2014	4,300	10/03/2014	6,400
02/12/2014	4,200	10/09/2014	(6,000)
02/19/2014	6,100	10/14/2014	7,100
02/26/2014	(10,300)	10/15/2014	4,500
02/28/2014	(3,070)	10/15/2014	(9,000)
03/06/2014	(6,100)	10/17/2014	19,100
03/25/2014	6,000	11/21/2014	1,200
03/31/2014	(3,300)	12/12/2014	4,000
04/28/2014	(6,300)	12/18/2014	28,000
04/29/2014	5,507	12/22/2014	(24,700)
04/30/2014	2,900	12/23/2014	(41,387)
05/22/2014	2,900	01/23/2015	22,000
07/31/2014	(18,900)	01/30/2015	900
08/12/2014	9,400	02/18/2015	29,700
09/03/2014	(4,400)	03/06/2015	39,500
09/04/2014	3,550	03/16/2015	62,000
09/05/2014	(3,800)

Options

The separately managed account purchased the following (i) on March 13, 2015 and March 16, 2015, call options on an aggregate of 11,200 shares and 19,700 shares of Common Stock, respectively, with a strike price of $20.00 and an expiration date of June 19, 2015; (ii) on March 13, 2015 and March 16, 2015, call options on an aggregate of 16,700 shares and 30,300 shares, respectively, of Common Stock with a strike price of $21.00 and an expiration date

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of June 19, 2015; (iii) on March 13, 2015, and March 16, 2015, call options on an aggregate of 7,600 shares and 13,900 shares, respectively of Common Stock with a strike price of $20.00 and an expiration date of September 18, 2015; and (iv) on March 13, 2015 and March 16, 2015, call options on an aggregate of 10,100 shares and 18,000 shares, respectively, of Common Stock with a strike price of $21.00 and an expiration date of September 18, 2015.

Mr. Hart

Trade Date	Amount Acquired (Sold)
03/03/2015	5,000

Mr. Weisman

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
4/4/2013	1,000	6/24/2013	1,000
4/30/2013	(1,000)	6/26/2013	(1,000)
5/1/2013	200	7/1/2013	(1,000)
5/2/2013	(200)	3/13/2014	250
5/10/2013	(1,000)	3/13/2014	(500)
6/5/2013	500	6/4/2014	(450)
6/7/2013	(500)	12/16/2014	1,000
6/10/2013	(500)	12/24/2014	(1,000)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED April 9, 2015

[FORM OF PROXY CARD]

PROXY OF SHAREHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2015 ANNUAL MEETING OF SHAREHOLDERS:

THIS PROXY SOLICITATION IS BEING MADE BY LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC, LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., JONATHAN LITT ( collectively, "LAND & BUILDINGS"), MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN.

THIS SOLICITATION IS NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned appoints Jonathan Litt and Craig Melcher and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock, par value $0.01 per share (the "Common Stock"), of the Company, which the undersigned would be entitled to vote if personally present at the 2015 annual meeting of shareholders of the Company (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Land & Buildings a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR ALL NOMINEES" PURSUANT TO PROPOSAL 1, "FOR" PROPOSAL 2 AND "AGAINST" PROPOSAL 3.

This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

1.	THE ELECTION OF MATTHEW J. HART, RICHARD KINCAID, JONATHAN LITT AND MARC A. WEISMAN, AND THE COMPANY'S CANDIDATES FOR ELECTION AT THE ANNUAL MEETING OTHER THAN [●], [●], [●] and [●], TO SERVE AS DIRECTORS ON THE COMPANY'S BOARD OF DIRECTORS.

☐	☐	☐
For All Nominees	Withhold Authority to Vote for all Nominees	For all Nominees Except

Land & Buildings intends to use this proxy to vote (i) "FOR" Mr. Hart, Mr. Kincaid, Mr. Litt and Mr. Weisman; and (ii) "FOR" the candidates who have been nominated by the Company to serve as a director, other than [●], [●], [●] and [●] for whom Land & Buildings is not seeking authority to vote for and will not exercise any such authority. The names, background and qualification of the candidates who have been nominated by the Company, and other information about them, can be found in the Company's proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if any or all of our Nominees are elected.

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INSTRUCTIONS: IF YOU DO NOT WISH YOUR SHARES OF COMMON STOCK TO BE VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL NOMINEES EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES OF COMMON STOCK WILL BE VOTED FOR THE REMAINING NOMINEE(S).

_____________________________________________________________________________________________

_____________________________________________________________________________________________

2.	TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015.

☐	☐	☐
FOR	AGAINST	ABSTAIN

3.	TO VOTE ON THE COMPANY'S PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

☐	☐	☐
FOR	AGAINST	ABSTAIN

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:	2015

Signature

Signature (if held jointly)

Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares of Common Stock are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.

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IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Land & Buildings your proxy FOR the election of the Nominees by taking three steps:

● SIGNING the enclosed GOLD proxy card,

● DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this proxy statement, please contact Innisfree at the address set forth below.

501 Madison Avenue, 20th Floor New York, N.Y. 10022 (212) 750-5833 Stockholders Call Toll-Free at: (877) 825-8631 Banks and Brokers Call Collect at: (212) 750-5833